Mail Stop 4561
Via fax: (510) 668-3059

March 11, 2010

Mr. Thomas C. Alsborg
Chief Financial Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

>   **Re: Synnex Corporation**
>   **Form 10-K for Fiscal Year Ended November 30, 2009**
>   **Filed February 5, 2010**
>   **Form 8-K**
>   **Furnished January 5, 2010**
>   **File No. 001-31892**

Dear Mr. Alsborg:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended November 30, 2009

Item 3. Legal Proceedings, page 23

1.   We note your statement that you have been involved in various bankruptcy preference actions where you were a supplier to the companies now in bankruptcy. Please clarify whether the amounts involved are material; if the

amounts are material, provide the disclosure required by Item 103 of
Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 28

2.   Please tell us how you considered expanding your discussion and analysis
        overview to include a more detailed discussion of known trends, demands,
        commitments, events and uncertainties. See Item 303(a)(3)(ii) of Regulation S-K.
        For example, but without limitation, we note that your U.S. Business
        Development Partner Agreement with Hewlett-Packard Company (whose product
        sales accounted for 36% of your 2009 revenue) expires on May 31, 2010 and that
        you are required to make $150.7 million in principal payments on your
        outstanding debt during 2010, though the implications of these impending events
        are not addressed. In addition, the existing economic and industry trends
        disclosure on page 32 does not discuss how your company was impacted by the
        disclosed trends in 2009 or how your management believes that such trends will
        affect your company in 2010. See SEC Release Nos. 33-6835 and 33-8350.

Results of Operations

Fiscal Years Ended November 30, 2009, 2008 and 2007 from Continuing Operations,
page 36

3.   Please tell us how you considered comment 1 of our letter dated March 31, 2008,
        and your response thereto, in preparing your current disclosure. For example, but
        without limitation, we note that you have not quantified the extent to which each
        of the following factors caused GBS revenue to increase during fiscal 2009:
        increased business, higher call volumes in your contact centers, and additional
        revenue generated from your smaller acquisition. Rather than simply using the
        term "mainly" or "primarily" in describing changes, please quantify the amount of
        the financial result or change that is attributable to the sources you identify. See
        Section III.D of SEC Release No. 33-6835.

Consolidated Statements of Cash Flows, page 59

4.   Tell us how you have classified your purchases, sales and maturities of trading,
        available-for-sale and held-to-maturity securities within your line items "purchase
        of investments" and "proceeds from sale of investments in investing activities."
        In addition, purchases and sales of trading securities should be shown in the cash
        flow statements based on the nature and purpose for which the securities were
        acquired. Since you disclose these securities are related to your deferred

compensation plan tell us why they are classified in "investing activities." See ASC 230-10-45-19 and 20 and ASC 320-10-45-11.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page 65

5.   Please explain to us the nature of and elements included in the Mexico government and local agency revenue arrangements which allocate product revenue and costs on a straight-line basis over a contract term, as disclosed on page 33. Please tell us the authoritative literature supporting deferral of product revenues and costs for these contracts. Tell us how the restricted cash disclosed on page 61 for long-term projects in Mexico relate contractually to these arrangements.

Net income per common share, page 67

6.   Tell us how your accounting and disclosure of the Convertible Senior Notes dilutive effect on EPS, based on your intent to cash-settle the principal amount of convertible debt, complies with ASC 260-10-55-35. It appears that since cash-settlement of the debt is at your option and is not obligatory that the debt would be included in the computation of diluted EPS using the if-converted method.

Note 17 – Segment Information, page 96

7.   Tell us and disclose in future filings your basis for attributing revenues from external customers to individual countries. In addition, tell us if assets in an individual foreign country are material and if so, those assets should also be disclosed separately in future filings. See ASC 280-10-50-41.

Note 19 – Discontinued Operations, page 98

8.   We note you state the company sold its controlling interest in China Civilink (Cayman), which operates in China as HiChina Web Solutions, to Alibaba.com Limited. You further disclose that the company has agreed to guarantee the obligations of the holding company that sold HiChina Web Solutions. Please explain to us to what holding company and sale you are referring. In addition, please explain to us what the conditions are of the guarantee and your considerations made in disclosing this information.

Item 11. Executive Compensation, page 105 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Executive Compensation

Compensation Discussion and Analysis, page 16

9.   Please tell us how you considered comment 3 of our letter dated May 30, 2008, and your response thereto, in drafting this section. We note that in several places in this section, such as in your description of base salary on page 17, and the discussion of your profit sharing plan on page 18, you discuss how the compensation awarded to your named executive officers compares to compensation awarded to comparable companies. In addition, you have provided a list of "industry peers" and "market capitalization peers" on page 22. Prior comment 3 asked you to consider specifically identifying the comparable companies to which you refer in connection with any particular compensation element; or, if you used the same component companies for each compensation element, to consider including a cross-reference to your discussion of the component companies of your peer group or moving this discussion prior to your discussion of the individual elements of your compensation program.

Profit Sharing Plan, page 17

10.   On page 17, you state that bonuses to executive officers were based upon the achievement of certain threshold net income per share target performance percentages, as well as upon assessments of individual performance. We note that you have a general discussion of the individual performances considered by your compensation committee on pages 20 and 21. For each named executive officer, discuss the individual performance objectives considered by your compensation committee, how your compensation committee determined performance against such objectives, and how performance against such objectives resulted in the amount actually awarded. In addition, with respect to the bonuses awarded to each named executive officer, discuss how corporate performance and individual performance were weighted.

11.   We note your disclosure that except for Mr. Murai, your compensation committee had the discretion to increase or decrease the bonus by up to 30% for all executive officers whose compensation was not subject to the tax deduction limitations of Section 162(m), and decrease the bonus by up to 30% for all other executive officers whose compensation was subject to Section 162(m). Please discuss whether your compensation committee made any upward or downward adjustments, and why.

Equity Grants, page 19

12. Although you have a general discussion of equity grants made to your named executive officers in the "Executive Compensation Discussion for the Named Executive Officers" section on page 20, the equity grants section should be expanded to discuss how the factors considered by your compensation committee (currently discussed in the penultimate paragraph on page 19) determined the actual amount of equity-based compensation awarded to each named executive officer.

13. Please revise to discuss the material terms of your Amended and Restated 2003 Stock Incentive Plan and the equity granted to your named executive officers. For example, but without limitation, describe the conditions necessary for restricted stock and options to vest.

Executive Compensation Discussion for the Named Executive Officers, page 20

14. Instead of briefly discussing the compensation amounts paid to your named executive officers in this separate section, please consider moving this disclosure to the section containing the applicable discussion of the kind of compensation paid to your named executive officers. For example, consider moving the discussion of the bonus amounts paid to the named executive officers to the "Profit Sharing Plan" section that discusses how the bonuses were calculated.

Item 13. Certain Relationships and Related Transactions, page 106 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Certain Relationships and Related Person Transactions

Beneficial Ownership of Our Common Stock by MiTAC International, page 31

15. Footnote 1 to the tabular disclosure states that the shares listed for MiTAC International exclude 1,167,228 shares (of which 46,394 shares are directly held and 1,120,834 shares are subject to exercisable options) held by Matthew Miau. Such shares also appear to have been excluded from the beneficial ownership table on page 12. In your response letter, please explain why you have excluded these shares.

16. Throughout this section you refer to Synnex Technology International Corp. as an affiliate of MiTAC International, yet the extent of affiliation between the two entities is unclear. Please disclose whether the entity or entities that own the majority interest in MiTAC Incorporated are affiliated with MiTAC International or Matthew Miau. In addition, disclose MiTAC International's ownership

percentage in MiTAC Incorporated and MiTAC Incorporated's ownership interest in Synnex Technology International Corp.

17. We note your disclosure that during fiscal 2008, you purchased shares of MiTAC International related to the deferred compensation plan of Robert Huang. Please explain why.

Agreements with MiTAC International

Other Agreements, page 32

18. We note your statement that in the fiscal year ended November 30, 2009, you paid an aggregate of approximately $59.5 million to MiTAC International under the agreements described in this section. To the extent that payments were made in excess of $120,000 under any contract, please specify the amount on an individual basis. See Item 404(a) of Regulation S-K.

19. You state on page 33 that you have entered into a registration rights agreement with certain holders of your common stock, including the MiTAC International affiliated entities. Please provide a brief description of the historical context of the registration rights agreement, disclose the identity of the parties to the registration rights agreement, and provide a brief explanation of their relationship with MiTAC International, if any.

Form 8-K furnished January 5, 2010, Exhibit 99.1

20. You disclose for the fiscal fourth quarter 2009 and for the fiscal year of 2009 "operating margin from continuing operations." It appears the amount is derived from your statement of operations line item "income from continuing operations before non-operating items, income taxes and minority interest" but is not clearly titled or explained as such.

Regarding your non-GAAP presentation of "operating margin" it appears to be the amount of "income from continuing operations before non-operating items…" inclusive of HiChina Web Solutions contributions for the fiscal fourth quarter 2009 and for the fiscal year 2009. If so, please tell us how the historical HiChina Web Solutions contribution is a directly comparable addition to income from continuing operations before non-operating, income tax and minority interest amount. Please clarify the foregoing in a supplemental response and provide a reconciliation of the difference(s) between the non-GAAP measure disclosed with the most directly comparable GAAP measure as required under Regulation G.

Please explain to us how you intend to clarify and address these disclosure requirements in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Craig Wilson
Senior Assistant Chief
Accountant